SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FISCAL COUNCIL 554th Meeting	11.24.2023

OPINION ON THE MERGER OF A WHOLLY-OWNED SUBSIDIARY

The Fiscal Council of Eletrobras ("Company"), exercising the powers conferred to it by article 163, item III, of Law No. 6,404, of December 15, 1976, and article 45, item III, of Eletrobras' Bylaws, examined the proposal by the Company's Board of Directors for the merger by Eletrobras of the wholly-owned subsidiary Furnas - Centrais Elétricas S. A. and based on the documents made available and the clarifications provided during the joint meeting with the Company's Board of Directors on this date (997th BoD), unanimously expressed its opinion in favor of the merger proposal, in favor of forwarding it to the 188th General Shareholders' Meeting of the Company for resolution.

Rio de Janeiro, November 24, de 2023.

CARLOS EDUARDO TEIXEIRA TAVEIROS	GISOMAR F. DE BITTENCOURT MARINHO
Chairman of the Fiscal Council	Member of the Fiscal Council

JOSÉ RAIMUNDO DOS SANTOS	RICARDO BERTUCCI
Member of the Fiscal Council	Member of the Fiscal Council

GRGS Av. Graça Aranha, 26 Center, Rio de Janeiro – RJ

CERTIFICATE OF MINUTES OF THE 554th MEETING OF THE FISCAL COUNCIL OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

1.	DATE, TIME AND PLACE: Extraordinary meeting held on 11.24.2023, exclusively remotely via the “Webex Meetings” digital platform.
2.	CALL NOTICE: Held by e-mail on 11.14.2023. The documents for this meeting available on that date have been attached into the Atlas Governance Portal.
3.	ATTENDANCE: The 554th Fiscal Council Meeting of Centrais Elétricas Brasileiras S.A. - Eletrobras ("Company" or "Eletrobras") was attended by the following members Mr.Carlos Eduardo Teixeira Taveiros, as Chairman and member, and Mr. Gisomar F. de Bittencourt Marinho, Mr. José Raimundo dos Santos and Mr. Ricardo Bertucci also attended the meeting as members. Member Marcos Barbosa Pinto was absent with justification.
4.	AGENDA: Under the terms of article 163, item III, of Law no. 6,404, of December 15, 1976, and article 45, item III, of Eletrobras' Bylaws, to opine and issue an opinion on management's proposal for the merger, by Eletrobras, of Furnas - Centrais Elétricas S.A., a wholly-owned subsidiary of the Company ("Merger" and "ELETROBRAS Furnas", respectively), to be submitted for resolution at the Company's 188th Extraordinary General Meeting.
5.	RESOLUTION: After examining and discussing the matter on the Agenda, including with the members of the Board of Directors through joint participation on this date (Board Of Directors Meeting No. 996), the members of the Supervisory Board unanimously and without reservations gave their opinion in favor, in accordance with the opinion attached to these minute, to the proposal by the Company's management to approve the Merger by Eletrobras of ELETROBRAS Furnas, a wholly-owned subsidiary of the Company, under the terms of the Protocol and Justification for the Merger of Companies. in the form of the opinion attached to these minutes.
6.	CLOSING: There being no further business, the Chairman of the Meeting adjourned the meeting and decided to draw up these Minutes which, after being read and approved, will be signed by those present and by me, Ana Luiza Cursino Pinto dos Santos, Member of the Governance Secretariat in charge of running the meeting.

Rio de Janeiro, November 24, 2023.

ANA LUIZA CURSINO PINTO DOS SANTOS

Governance Secretariat - GRGS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.